06004228

SECURI[...]MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 13675

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2004 (MM/DD/YY) AND ENDING 11-30-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGF SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 WELLINGTON STREET WEST, 31ST FLOOR
(No. and Street)

TORONTO (City) ONTARIO (State) M5K 1E9 (Zip Code)

PROCESSED
MAR 2 3 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — if individual, state last, first, middle name)

SUITE#3000 BOX 82, ROYAL TRUST TOWER (Address) TD CENTRE, TORONTO (City) ONTARIO (State) M5K 1G8 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William D. Cameron**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AGF Securities, Inc. as of November 30, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William D. Cameron
Authorized Officer of AGF Securities, Inc.

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity of Partners' of Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rue 15c3-3
- [X] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath of Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

NOVEMBER 30, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 27, 2006

Auditors' Report

To the Shareholder and the Board of Directors of
AGF Securities, Inc.

We have audited the statement of financial condition of **AGF Securities, Inc.** as at November 30, 2005 and the statements of operations, shareholder's equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and the results of its operations and its cash flow for the year then ended in accordance with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

PRICEWATERHOUSECOOPERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 0 2 2006

DIVISION OF MARKET REGULATION

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 27, 2006

Report of Independent Auditors on Internal Control required by SEC Rule 17a – 5

To the Board of Directors of
AGF Securities, Inc

In planning and performing our audit of the financial statements and supplemental schedules of AGF Securities, Inc (the "Company") for the year ended November 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

PRICEWATERHOUSECOOPERS

To the Board of Directors of
AGF Securities, Inc
January 27, 2006

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Chartered Accountants

AGF SECURITIES, INC.

I have examined the Focus Report, Part II of AGF Securities, Inc. as at November 30, 2005 and affirm that, to the best of my knowledge and belief, it is a true, correct and complete disclosure of the financial condition of AGF Securities, Inc. I affirm that, to the best of my knowledge and belief, neither AGF Securities, Inc. nor any stockholder, officer or director of AGF Securities, Inc. has any proprietary interest in any account classified solely as a customer.

W. D. Cameron
Authorized officer of AGF Securities, Inc.

Sworn to before me this 27th day of January 2006

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

STATEMENT OF FINANCIAL CONDITION
(stated in United States currency)

		November 30, 2005
Assets		
Cash and cash equivalents	$	1,698,043
Accounts receivable		2,334
Income tax recoverable		35,208
Deposit with carrying broker		25,000
Investment in AGF Securities (Canada) Limited		4,070
Investments at fair value		76,551
Total assets	$	1,842,206
Liabilities:		
Accounts payable and accrued liabilities	$	1,620
Amount due to carrying broker		180
Deferred income taxes		6,750
Total liabilities		8,550
Shareholder's equity:		
Common stock (note 3)		25,850
Additional paid-in capital		51,700
Retained earnings		1,756,106
		1,833,656
Total liabilities and shareholder's equity	$	1,842,206

(see accompanying notes to the Financial Statements)

AGF SECURITIES, INC.

STATEMENT OF OPERATIONS
(stated in United States currency)

		For the year ended November 30, 2005
Revenues		
Commissions	$	28,094
Interest		17,015
Changes in fair value of investments		45,000
		90,109
Expenses		
Commissions and clearance		11,403
General and administrative expenses		31,092
Income before provision for income taxes		47,614
Income taxes (note 7)		
Current		(5,596)
Deferred		6,750
		1,154
Net income for the year	$	46,460

(see accompanying notes to the Financial Statements)

AGF SECURITIES, INC.

STATEMENT OF CASH FLOWS
(stated in United States currency)

		For the year ended November 30, 2005
Cash flows from operating activities		
Net income for the year	$	46,460
Adjustments to reconcile net income to net cash from operating activities		
Deferred income taxes		6,750
Changes in fair value of investments		(45,000)
Change in operating costs and liabilities		
Amount due from carrying broker		21,711
Accounts receivable		(1,975)
Income tax recoverable		(5,596)
Accounts payable and accrued liabilities		(810)
Exercise of NASD warrants		(22,500)
Net cash provided by operating activities		(960)
Balance of cash and cash equivalents, beginning of year		1,699,003
Balance of cash and cash equivalents, end of year	$	1,698,043
Supplemental disclosure of cash flow information:		
Income tax paid during the year		-

(see accompanying notes to the Financial Statements)

AGF SECURITIES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED
NOVEMBER 30, 2005
(stated in United States currency)

	Total Shareholder's Equity	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, November 30, 2004	$1,787,196	$25,850	$51,700	$1,709,646
Net income for the year	46,460	-	-	46,460
Balance, November 30, 2005	$1,833,656	$25,850	$51,700	$1,756,106

AGF SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2005

1. Description of business

AGF Securities Inc. "The Company" is a securities dealer and registered with National Association of Securities Dealers, Inc. (NASD). The Company is a New York Corporation that is a wholly owned subsidiary of AGF Management Limited. As an introducing broker, its primary source of revenues are commissions derived from the purchase and sale of securities on behalf of a related entity.

2. Summary of significant accounting policies

Basis of Presentation

These financial statements have been prepared in accordance with United States generally accepted accounting principles

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from these estimates.

Foreign currency translation

The accounts of the Company are stated in United States currency. Revenue and expenses occurring in other than United States currency have been translated into United States currency at the rate of exchange prevailing at the dates of the transactions. Asset and liability balances are translated at the rate of exchange prevailing at the year end.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commission revenues and expenses and related clearing expenses are recorded in the accounts on the trade date basis as securities transactions occur.

Investments

Long-term investments are carried at cost and are only written down on indication of permanent impairment in the carrying value. The company's investments in marketable securities, which consist primarily of Nasd warrants and shares are carried at fair value. Changes in fair value of investments are reflected in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents comprise of cash and overnight deposits and are subject to insignificant risk of changes in value.

3. Share capital

At November 30, 2005, the share capital consisted of 125,000 authorized common stock with a par value of $1 per share of which 25,850 shares were issued and fully paid.

4. Net capital requirements

As a registered broker-dealer with the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined, in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended.

As at November 30, 2005, the Company's net capital of $1,688,928 as calculated in accordance with the provisions of Rule 15c 3-1 exceeded required net capital of $5,000 by $1,683,928 and the ratio of aggregate indebtedness to net capital was 0.003. The Company claims exemption from the provisions of rule 15c 3-3 of the SEC as provided by paragraph K-1 because it is a limited business and neither holds customer funds nor performs custodial functions relating to customer securities.

5. Related party transactions

The Company receives commission revenue for providing brokerage services to mutual funds and other assets managed by AGF Funds Inc., a common controlled enterprise. These services are in the normal course of operations and are recorded at the amount of the consideration agreed to by the parties.

6. Fair value of financial instruments

The carrying value of cash, short term deposits, accounts receivable and accounts payable approximate their fair values due to their short-term nature and normal commercial terms and conditions.

7. **Income Taxes**

a) The Company's effective income tax expense (benefit) is comprised as follows:

	For the year ended November 30, 2005
Corporate tax expense based on statutory rate	493
Reversal of prior year's overprovision	(6,089)
Investments	6,750
Effective income tax expense	1,154

b) The tax effect of the temporary difference on investments gives rise to a deferred tax liability is $ 6,750.

Schedule I

A copy of Form X-17A-5, Part II (Focus Report) is available for review at the company's Toronto office and at the Washington office of the Securities and Exchange Commission.

AGF SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
of the Securities and Exchange Commission
(stated in United States currency)

		November 30, 2005
Total Shareholder's equity	$	1,833,656
Deduct:		
Nonallowable assets		119,163
Other deductions and/or charges		25,000
Net capital before haircuts on securities positions		1,689,493
Deduct: Haircuts on securities		565
Net Capital	$	1,688,928

Note: No material differences exist between the Net Capital computation above and the computation included in the unaudited focus report Form X-17 A-5 and the Part II Focus filed as at November 30, 2005.

Aggregate Indebtedness:

Total Liabilities	$ 8,550
Aggregate Indebtedness	$ 8,550

Computation of basic net capital requirements
Minimum net capital required (higher of $6^{2/3}$% of aggregate indebtedness or $5,000)

Excess net capital	$1,683,928
Ratio: Aggregate indebtedness to net capital	0.003 to 1